Mail Stop 3561

May 13, 2010

David Ward
Chief Executive Officer
Blue Moon Investments
1620 Dickson Ave
Suite 700
Kelowna, British Columbia V1Y 9Y2

> **Re:** **Form 10-K/A1 for Fiscal Year Ended September 30, 2009**
> **Filed February 12, 2010**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2009**
> **Filed April 9, 2010**
> **File No. 000-29021**

Dear Mr. Ward:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal Quarter December 31, 2009

<u>Item 4. Controls and Procedures</u>

1. We note that you filed your Form 10-Q for the quarter ended December 31, 2009 on May 9, 2010, well past the due date for this report. We also note that you concluded your disclosure controls and procedures were effective at December 31, 2009. Please tell us how your delinquency in filing such report impacted your conclusion on the effectiveness of your disclosure controls and procedures at December 31, 2009 or amend to revise your conclusion accordingly.

<u>Exhibit 1</u>
<u>Section 302 Certification</u>
2. We note that your Section 302 certification does not comply with the requirements of Item 601(31) of Regulation S-K in the following respects:
    * Please remove Item 6 provided in your certification
    * Please file this certification as exhibit 23.1 versus exhibit 1.
    * Please ensure this certification is properly signed
    Please amend your filing to address the matters noted above.

<u>Exhibit 2</u>
<u>Section 906 Certification</u>
3. We note that your Section 906 certification does not comply with the requirements of Item 601(31) of Regulation S-K in the following respects:
    * Please furnish this certification as exhibit 23.2 versus exhibit 2.
    * Please ensure this certification is properly signed
    Please amend your filing to address the matters noted above.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela Halac, Senior Staff Accountant, at (202) 551-3398 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services